                                 SCHEDULE 13E-3/A

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 9)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------

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     The filers hereby amend and supplement their Schedule 13e-3, filed
September 17, 1999 (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 9. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended and as supplemented by the First Supplement to Offer to Purchase, dated January 11, 2000 (the "First Supplement").

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         The response to Items 3(a) and 3(b) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- SPECIAL FACTORS - BACKGROUND OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         The response to Item 4(a) and 4(b) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- THE TENDER OFFER".

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         The response to Items 5(a) through (e) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- THE TENDER OFFER - THE MERGER AGREEMENT" in the First Supplement is hereby incorporated by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The response to Item 6(a) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - THE TENDER OFFER - FINANCING OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         The response to Item 7(b) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - BACKGROUND OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         The response to Items 8(a) through (g) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- SPECIAL FACTORS - CERTAIN FINANCIAL PROJECTIONS" in the First Supplement is hereby incorporated by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The response to Item 11 of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - BACKGROUND OF THE OFFER AND THE MERGER" and "- THE TENDER OFFER - THE MERGER AGREEMENT" in the First Supplement is hereby incorporated by reference.





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ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         The response to Item 15 of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - THE TENDER OFFER - FEES AND EXPENSES" in the First Supplement is hereby incorporated by reference.


ITEM 16. ADDITIONAL INFORMATION.

         The response to Item 16 of the Schedule 13E-3 is supplemented as follows: The information set forth in the First Supplement, a copy of which is attached as Exhibit (d)(10) to this Amendment No. 9, is hereby incorporated by reference.

        The response to Item 16(c) of the Schedule 13E-3 is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - CERTAIN LITIGATION" and "- SETTLEMENT OF LITIGATION" in the First Supplement is hereby incorporated by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

         Item 17 of the Schedule 13E-3 is supplemented by adding the following information thereto:

(d)(10) First Supplement to Offer to Purchase, dated as of January 11, 2000 (incorporated herein by reference to Exhibit (a)(15) of amendment number 10 to Schedule 14D-1).

(d)(11) Press Release, dated as of January 10, 2000 (incorporated herein by reference to Exhibit (a)(16) of amendment number 10 to Schedule 14D-1).

(g)(13)    Stipulation of Settlement, dated as of January 6, 2000
           (incorporated herein by reference to Exhibit (g)(13) of amendment number 10 to Schedule 14D-1).

(g)(14) Notice of Pendency (incorporated herein by reference to Exhibit (g)(14) of amendment number 10 to Schedule 14D-1).

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



January 11, 2000                   HERBALIFE INTERNATIONAL, INC.




                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President

                                 EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
(d)(10)    First Supplement to Offer to Purchase, dated as of January 11,
           2000 (incorporated herein by reference to Exhibit (a)(15) of amendment number 10 to Schedule 14D-1).

(d)(11) Press Release, dated as of January 10, 2000 (incorporated herein by reference to Exhibit (a)(16) of amendment number 10 to Schedule
           14D-1).

(g)(13)    Stipulation of Settlement, dated as of January 6, 2000
           (incorporated herein by reference to Exhibit (g)(13) of amendment number 10 to Schedule 14D-1).

(g)(14) Notice of Pendency (incorporated herein by reference to Exhibit (g)(14) of amendment number 10 to Schedule 14D-1.
